Exhibit 77I

1.	At the January 14, 2017 Board meeting, the Board of Trustees approved the designation of Class T shares for Voya Investment Grade Credit Fund and Voya Securitized Credit Fund. In addition, at its January 14, 2017 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class T Shares.

2.	At the May 18, 2017 Board meeting, the Board of Trustees approved the designation of Class A, Class T and Class W shares for Voya Emerging Markets Hard Currency Debt Fund. In addition, at its May 18, 2017 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class A, Class T, and Class W Shares.

3.	At the May 18, 2017 Board meeting, the Board of Trustees approved the designation of Class W shares for Voya Investment Grade Credit Fund. In addition, at its May 18, 2017 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class W Shares.